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[FORETHOUGHT LOGO]

                       FORETHOUGHT LIFE INSURANCE COMPANY
                              [300 N. Meridian St.
                                   Suite 1800
                             Indianapolis, IN 46204]

                                TERMINAL ILLNESS
                WAIVER OF CONTINGENT DEFERRED SALES CHARGE RIDER

This rider is issued as part of the Contract to which it is attached, and is effective on the date it is issued to You. Except where this rider provides otherwise, it is subject to all of the provisions, conditions and limitations of the Contract. Terms used in this rider shall have the same meanings as are set forth in the Contract to which this rider is attached unless otherwise defined in this rider. In case of a conflict between the terms of this rider and the terms of the Contract, the terms of this rider will control. This rider modifies the Contract by adding the following provisions and terms:

If a Covered Person has been diagnosed with a Terminal Illness after the first Contract Year, a Partial Withdrawal or full Surrender of the Contract Value will not be subject to a Contingent Deferred Sales Charge, if applicable. This benefit will be provided if You provide Proof of Terminal Illness In Writing, and request a Partial Withdrawal or full Surrender of Contract Value. We have the right to have the Owner examined and/or to obtain a second medical opinion, by a physician of Our choice and at Our cost. If we exercise Our right to obtain a second medical opinion and this second opinion conflicts with the first opinion, the second opinion will prevail. If the Proof of Terminal Illness provided by You does not meet the requirements of this rider, You will be notified and provided with the opportunity to accept or reject the surrender proceeds, including any Contingent Deferred Sales Charge, if applicable, prior to the disbursement of such proceeds.

Any ownership change will result in the termination of this rider, except if after such ownership change the original Owner continues to be the beneficial Owner.

DEFINITIONS

Initial capitalized terms used that are not defined in this rider shall have the same meaning as those in Your Contract.

COVERED PERSON - a current Owner if (i) that Owner has been an Owner continuously since the Issue Date of the Contract and (ii) was not diagnosed with a Terminal Illness on such date or in the [12] month period prior to such date; or if the Owner(s) is a non-natural person, the Covered Person is the current Annuitant, if (i) that Annuitant has been the Annuitant continuously since the Issue Date of the Contract and (ii) was not diagnosed with a Terminal Illness on such date or in the [12] month period prior to such date.

TERMINAL ILLNESS - Terminal Illness means that a Covered Person has been diagnosed and certified by a Physician as having an illness or chronic condition which can reasonably be expected to result in death in [12] months or less from the date of certification.

PHYSICIAN - A Physician means a licensed medical doctor or doctor of osteopathy (other than You, the Annuitant, or anyone related by blood or marriage to You or the Annuitant) within the definition of Section 1861 (r)(1) of the Social Security Act.

PROOF - We must receive written proof reasonably satisfactory to Us, affirmed by a Physician, that a Covered Person has a Terminal Illness.

SIGNED FOR FORETHOUGHT LIFE INSURANCE COMPANY
[
          /s/ Samuel Ramos                          /s/ Michael A. Reardon
             SECRETARY                                    PRESIDENT]

ICC15-FLICTI